# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SDR Drone, Inc., CIK 0001331421
CUSIP: 406268201
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 US Highway 1, SUITE 2, North Palm Beach, Florida (FL), 33408
Date of event which requires filing of this statement: 06/09/2026
Filed by CIK 0002157712
Persons authorized to receive notices and communications: Paul L. Strickland, 120 State Ave NE,, Ste 1014, Olympia, Washington (WA), 98501, (206) 963-1094

## Reporting persons
- Paul L. Strickland (CIK 0002157712): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,806,965; sole dispositive power 0; shared dispositive power 1,806,965; aggregate amount beneficially owned 1,806,965 (2.7% of the class)
  Comment: Held of record by Selkirk Global Holdings, LLC. Mr. Strickland is the sole member of Selkirk and the Manager of Beartooth Asset Holdings, LLC and may be deemed to beneficially own the securities each holds. The Reporting Persons may be deemed a group. Each disclaims beneficial ownership except to the extent of his or its pecuniary interest. Percentage based on 66,377,720 shares of common stock outstanding as of June 30, 2026, as reported in the Issuer's Form 10-Q for the quarter then ended.
- Selkirk Global Holdings, LLC (CIK 0002162529): type of reporting person: other (OO); citizenship or place of organization: Washington (WA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,806,965; sole dispositive power 0; shared dispositive power 1,806,965; aggregate amount beneficially owned 1,806,965 (2.7% of the class)
  Comment: Same as Reporting Person 1.
- Beartooth Asset Holdings, LLC (CIK 0002162527): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Same as Reporting Person 1. Beartooth holds no securities of the Issuer following February 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SDR Drone, Inc.
Address of issuer's principal executive offices: 801 US Highway 1, SUITE 2, North Palm Beach, Florida (FL), 33408
Comment: This statement relates to the common stock, par value $0.001 per share, of SDR Drone, Inc., a Florida corporation formerly named Hallmark Venture Group, Inc., whose principal executive offices are at 801 US Highway 1, North Palm Beach, FL 33408.

## Item 2. Identity and Background
Name of person filing: Paul L. Strickland; Selkirk Global Holdings, LLC; Beartooth Asset Holdings, LLC.
Residence or business address: 120 State Ave NE, Ste 1014, Olympia, WA 98501, for each Reporting Person.
Present principal occupation or employment: Mr. Strickland's principal occupation is corporate restructuring and governance for small public companies through Selkirk Global Holdings, LLC, 120 State Ave NE, Ste 1014, Olympia, WA 98501. He has served as Secretary of the Issuer since August 2020 and as a director since July 12, 2022, except from January 11 to February 28, 2024. Selkirk Global Holdings, LLC is a Washington limited liability company of which Mr. Strickland is the sole member. Beartooth Asset Holdings, LLC is a limited liability company of which Mr. Strickland is the Manager. Selkirk and Beartooth are private holding companies.
Criminal convictions in the last five years: During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Strickland is a United States citizen. Selkirk Global Holdings, LLC is organized in Washington. Beartooth Asset Holdings, LLC is organized in Wyoming.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No cash was paid for any of the securities reported. Beartooth acquired its original position from Endicott Holdings Group, LLC on June 20, 2022 in a private transfer. The Series A Convertible Preferred Stock acquired by Selkirk on May 12, 2025 was received from Evan Bloomberg in the unwinding of the Jubilee Intel, LLC reorganization. The 50,000,000 shares issued to Beartooth on May 16, 2025 were issued by the Issuer for restructuring purposes for no cash. The 1,806,965 shares now held by Selkirk were issued on conversion of promissory notes under which Selkirk and Mr. Strickland had advanced funds to the Issuer, in the amounts and at the prices stated in Item 5(c).

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired and held the securities to control and restructure the Issuer, which was a shell company, including the reverse split effective April 24, 2025, the reorganization with Jubilee Intel, LLC of September 26, 2024 and its unwinding on May 12, 2025, and the change of control to EQUORIX LLC and the acquisition of the Sundori drone intellectual property that closed June 9, 2026. The Reporting Persons disposed of their control position in that transaction. Mr. Strickland remains Secretary and a director. The Reporting Persons hold the remaining shares for investment and have no present plans or proposals that relate to or would result in any of the actions in paragraphs (a) through (j) of Item 4, other than in Mr. Strickland's capacity as an officer and director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Selkirk Global Holdings, LLC holds 1,806,965 shares of common stock, 2.72% of the 66,377,720 shares outstanding at June 30, 2026. Mr. Strickland may be deemed to beneficially own those shares. Beartooth Asset Holdings, LLC holds no securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Strickland: sole voting 0, shared voting 1,806,965, sole dispositive 0, shared dispositive 1,806,965. Selkirk: sole voting 0, shared voting 1,806,965, sole dispositive 0, shared dispositive 1,806,965. Beartooth: 0 in each category.
Transactions in the class effected during the past sixty days:
All transactions since the common stock was registered under Section 12(g) on March 18, 2023 are listed below. None was effected on a securities exchange. Amounts before April 24, 2025 are pre-split (1-for-500 reverse split effective that date).

03/18/2023 Beartooth: 98,259,679 common and 25,000 Series A Preferred (convertible into 22,500,000 common) held at effectiveness of the Form 10; 45.4% of 216,403,374 shares, 50.6% as converted.

04/06/2023 Selkirk: acquired 10% convertible note, USD 50,000 face, for cash advances; private issuance by the Issuer.

12/12/2023 Strickland: acquired 0% convertible exchange note, USD 7,119, in exchange for debt; private issuance by the Issuer.

01/11/2024 Beartooth: disposed of 98,259,679 common and 25,000 Series A by assignment to Aurum International Ltd. under a Change of Control Agreement; no consideration received; later rescinded.

02/28/2024 Beartooth: reacquired the same securities on rescission and cancellation of the Aurum agreements by shareholder action; no consideration.

09/26/2024 Beartooth: disposed of 98,259,679 common by contribution to the Issuer for cancellation (instrument dated July 29, 2024); no consideration.

09/26/2024 Beartooth: disposed of 25,000 Series A by transfer to Evan Bloomberg (instrument dated July 29, 2024); no consideration.

09/26/2024 Selkirk and Strickland: convertible notes of USD 100,000 and USD 7,119 cancelled under agreements approved by the board; no consideration.

05/12/2025 Selkirk: acquired 100,000 Series A (convertible into 90,000,000 common) from Evan Bloomberg on unwinding of the Jubilee reorganization; no consideration; about 98.8% as converted.

05/16/2025 Beartooth: acquired 50,000,000 common issued by the Issuer for restructuring purposes; no consideration; about 97.9% of shares then outstanding.

07/17/2025 Selkirk: acquired 6% convertible note, face up to USD 50,000, for payment of Issuer expenses; private issuance by the Issuer.

08/07/2025 Selkirk and Strickland: the Issuer reinstated the cancelled notes (USD 100,000 and USD 7,119).

08/07/2025 Strickland: acquired 83,753 common at USD 0.085 per share on conversion of the USD 7,119 note.

08/12/2025 Selkirk: acquired 941,363 and 402,038 common at USD 0.08 per share on conversion of the October 6, 2022 and April 6, 2023 notes.

02/10/2026 Selkirk: acquired 379,811 common at USD 0.072 per share on partial conversion of the July 17, 2025 note.

02/24/2026 Beartooth: disposed of 50,000,000 common by transfer to the Issuer's Acquisition Account; no consideration.

02/25/2026 Strickland to Selkirk: 83,753 common contributed to Selkirk; internal transfer, no change in beneficial ownership.

06/09/2026 Selkirk: disposed of 100,000 Series A by transfer to EQUORIX LLC at closing of the Change of Control Agreement; no consideration to Selkirk.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 06-09-2026. This statement is filed late and reports the acquisitions and dispositions described above; it is the Reporting Persons' initial and final statement on Schedule 13D with respect to the Issuer unless they again acquire more than five percent.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Change of Control Agreement dated January 11, 2024 and Anti-Dilution Agreement and related agreements (rescinded February 28, 2024); Agreement and Plan of Reorganization, Change of Control Agreement, Escrow Agreement, Anti-Dilution Agreement and note cancellation agreements dated September 26, 2024 (Exhibits 10.03 through 10.09 to the Issuer's Form 8-K filed October 2, 2024); Membership Interest Assignment Agreement dated May 12, 2025; Change of Control Agreement dated June 9, 2026 among the Issuer, Selkirk, Mr. Strickland and EQUORIX LLC (Exhibit 10.1 to the Issuer's Form 8-K filed June 16, 2026); the convertible promissory notes dated October 6, 2022, April 6, 2023, December 12, 2023 and July 17, 2025; and the Joint Filing Agreement filed as Exhibit 99.1. Other than these, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or with any other person with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement dated as of the date of this statement among the Reporting Persons (text below). The agreements listed in Item 6 are incorporated by reference to the Issuer's filings cited.

## Signatures
- Paul L. Strickland: /s/ Paul L. Strickland, Paul L. Strickland (11/04/2026)
- Selkirk Global Holdings, LLC: /s/ Paul L. Strickland, Paul L. Strickland, Sole Member (11/04/2026)
- Beartooth Asset Holdings, LLC: /s/ Paul L. Strickland, Paul L. Strickland, Manager (11/04/2026)